Simpson Thacher & Bartlett llp
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TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number (212) 455-2516	E-mail Address BWells@stblaw.com
November 22, 2024
Via EDGAR
Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re:    New Mountain Private Credit Fund
Registration Statement on Form 10 (File No. 000-56694)
Dear Ms. Dubey
On behalf of New Mountain Private Credit Fund (the “Fund”), we hereby transmit to the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) responses to oral comments received from the Staff on November 19, 2024 with respect to the Fund’s initial response letter sent to the SEC on November 12, 2024 (the “Prior Response Letter”) and the above-referenced registration statement on Form 10, filed with the SEC on September 27, 2024, as amended on November 12, 2024 (the “Registration Statement”).
Together with this response, the Fund has filed a second amended Registration Statement on EDGAR. For convenience of reference, the Staff’s comments have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the second amended Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.
1.Comment: With respect to the last paragraph under “Target Assets” beginning on page ten, please (1) disclose that the Fund does not intend to create or acquire any entity that primarily engages in investment activities in securities or other assets that is not wholly owned by the Fund or over which the Fund does not have sole majority control and (2) revise reference to “primarily controlled” to say over which the Fund has sole majority control.
Response: The Fund has revised the disclosure as requested.

Securities and Exchange Commission	November 22, 2024
2.Comment: With respect to the paragraph referenced in comment 1 above, please either add the disclosure requested by comment 10(b) in the prior comment letter, dated October 22, 2024 (the “Prior Comment Letter”), regarding compliance with Section 15 of the 1940 Act or confirm to us that the Investment Advisory Agreement with the Adviser will be the only advisory agreement governing any advisory services provided to subsidiaries.
Response: The Fund confirms that it expects that the Investment Advisory Agreement will be the only advisory agreement governing any advisory services provided to any Fund subsidiaries.
3.Comment: With respect to the paragraph referenced in comment 1 above, please revise the last sentence or add a new sentence disclosing that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiaries (as defined in the Registration Statement and modified by comment 1 above).
Response: The Fund has revised the disclosure as requested.
4.Comment: The first two sentences of the third paragraph under “Share Repurchase Program” on page 26 disclose how the price to be paid for tendered shares will be determined, which is one of the items that comment 16 of the Prior Comment Letter asked to be removed.
Response: The Fund has deleted the disclosure indicating how the price to be paid for tendered shares will be determined.
5.Comment: The next paragraph under “Share Repurchase Program” on page 27, other than the third to last sentence, seems to provide specific procedures that the Fund currently intends to follow at the time it makes a tender offer per comment 16 of the Prior Comment Letter. Please delete the disclosure.
Response: The Fund has deleted the disclosure as requested.
6.Comment: In the same paragraph referenced in comment 5 above, please either remove priority for repurchase requests in the case of death or disability or acknowledge to us that the Staff disagrees with response 17 in the Prior Response Letter with respect to Rule 13e-4(f)(3).
Response: The Fund has removed the reference to priority for repurchase requests in the case of a shareholder’s death or disability.
7.Comment: With respect to the third to last paragraph under “Share Repurchase Program” on page 27, please delete the first two sentences that disclose when payment will be made and specific procedures per comment 16 of the Prior Comment Letter.
Response: The Fund has deleted the disclosure as requested.

Securities and Exchange Commission	November 22, 2024
8.Comment: Under “Side Letter Agreements” on page 114, please disclose that the Fund and/or the Adviser (on behalf of the Fund and itself) have entered or may enter into agreements known as side letters with shareholders of the Fund. As a result of such letters, certain shareholders of the Fund may be provided with certain terms that other shareholders of the Fund may not receive. None of these side letters have or will have the effect of creating different investment terms in the Fund and will primarily concern administrative, tax and other operational matters. The Fund represents that neither the Fund nor the Adviser have entered or will enter into side letters with shareholders of the Fund related to their investment in the Fund that contravene applicable law, including the 1940 Act and the Investment Advisers Act of 1940, as amended.
Response: The Fund has included the disclosure as requested.
9.Comment: In the second paragraph under “Effect of Certain Provisions of Maryland Law and of our Declaration of Trust and Bylaws,” please disclose that the Fund cannot opt into the Maryland Control Share Acquisition Act (the “MCSAA”) because it is a statutory trust.
Response: The Fund respectfully advises that the MCSAA applies to the Fund because it is a BDC formed after October 1, 2023, that has not opted out by including a provision in its governing instrument (i.e., bylaws) and, accordingly, declines to include the requested disclosure. In 2023, the MSTA was amended to add Section 12-307, which made the MCSAA applicable to a statutory trust formed on or after October 1, 2023 that is a closed-end investment company as defined in the 1940 Act. As a result, any registered closed-end investment company or BDC that is a statutory trust formed on or after October 1, 2023 is subject to the MCSAA without any provision in its governing instrument or any action by the board of trustees.
10.Comment: With respect to Exhibit 3.1, you revised Section 8.5 of the Declaration of Trust per comment 35 of the Prior Comment Letter. Please revise the added language to track the language in comment 35.
Response: In light of the Staff’s comment, the Fund has revised the Declaration of Trust as follows:
Notwithstanding anything to the contrary contained herein, nothing in this Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees ~~arising under state law~~ shall apply to, or in any way limit, the duties (including the standards of conduct set forth in Section 12-402 of the Act) ~~shall apply to, or in any way limit, the duties~~ or liabilities of Trustees with respect to matters arising under the federal securities laws.
The Fund respectfully advises that it replaced the reference to “state law duties of loyalty and care” in comment 35 of the Prior Comment Letter with reference to Section 12-402 of the MSTA (defined in the Declaration of Trust as the “Act”) to reflect Maryland law

Securities and Exchange Commission	November 22, 2024
regarding the duties of trustees of Maryland statutory trusts such as the Fund. Section 12-402(b) of the MSTA sets forth the duties applicable to trustees of Maryland statutory trusts, which include, the duty to act (1) in good faith; (2) in a manner that the trustee reasonably believes to be in the best interests of the statutory trust; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances. Section 12-402(c) of the MSTA provides that the governing instrument of a statutory trust may include a provision expanding or limiting the duties of trustees set forth in Section 12-402(b), provided that the duty to act in good faith may not be eliminated. Section 12-402(d)(2) of the MSTA further provides that trustees have no duties arising under Maryland law except as provided in Section 12-402(b), as expanded or limited in the governing instrument in accordance with Section 12-402(c).
As shown above, state law duties of trustees of Maryland statutory trusts are limited to the statutory duties set forth in Section 12-402(b) of the MSTA, which includes no mention of the common law fiduciary duty of care or loyalty. While common law duties of loyalty and care in Delaware may be similar to and overlap with the statutory duties set forth in Section 12-402(b), they are not identical and it would be inappropriate to refer to them in the Declaration of Trust given that they have no meaning under the MSTA. The Fund submits that the current language (revised, as detailed above) more clearly addresses the Staff’s concerns raised in prior comment 35 regarding provisions eliminating or altering the fiduciary duties of a fund’s trustees by accurately reflecting existing Maryland law applicable to statutory trusts.
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Please call me at 212-455-2516 with any questions you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Benjamin Wells
Benjamin Wells

cc:	Michael Spratt, Securities and Exchange Commission Thankam Varghese, Securities and Exchange Commission Rajib Chanda, Simpson Thacher & Bartlett LLP Kenneth Burdon, Simpson Thacher & Bartlett LLP
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